SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                                (Amendment No. 5)
                    Under the Securities Exchange Act of 1934


                        ECHELON INTERNATIONAL CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    278747100
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                                 (CUSIP Number)
                                                      with a copy to:
Jeffrey S. Halis                                      Peter S. Friedman, Esq.
10 East 50th Street                                   Lowenstein Sandler P.C.
New York, New York  10022                             65 Livingston Avenue
(212) 588-9697                                        Roseland, New Jersey 07068
                                                      (973) 597-2570
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 21, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                                Jeffrey S. Halis
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                                         Not
         (b)                                        Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions): WC, PF
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:

                             United States
________________________________________________________________________________
     Number of                          7) Sole Voting Power:          573,532*
     Shares Beneficially                ----------------------------------------
     Owned by                           8) Shared Voting Power:              0
     Each Reporting                     ----------------------------------------
     Person With:                       9) Sole Dispositive Power:     573,532*
                                        ----------------------------------------
                                       10) Shared Dispositive Power:         0
                                       -----------------------------------------

________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  573,532*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                                 Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11): 8.6%*
________________________________________________________________________________

14)  Type of Reporting Person (See Instructions): IA, IN
________________________________________________________________________________
* 392,949 shares (5.8%) of Echelon International Corporation common stock, par value $0.01 per share (the "Common Stock") are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"). 133,003 shares (2.0%) of the Common Stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional"). 42,580 shares (0.6%) of the Common Stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership ("Madison"). 0 shares (0%) of the Common Stock are owned by Halo International, Ltd., a company organized under the laws of the Cayman Islands ("Halo"). Pursuant to the Agreement of Limited Partnership of each of Tyndall, Tyndall Institutional, and Madison and the Investment Management Agreement of Halo, Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall, Tyndall Institutional, Madison and Halo. In addition, 5,000 shares (0.1%) of the Common Stock are owned individually by Jeffrey S. Halis. Jeffrey S. Halis possesses sole voting and investment control over the shares of Common Stock owned individually by him. See Item 5 for further information on the computation of percentages set forth herein.

Item 1.   Security and Issuer

          This statement relates to the common stock, par value $0.01 per share (the "Common Stock") of Echelon International Corporation, whose principal executive offices are located at 450 Carillon Parkway, Suite 200, St. Petersburg, Florida 33716.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in Echelon International Corporation's quarterly report on Form 10-Q for the quarter ended September 30, 1999, as of November 10, 1999 there were 6,719,723 shares of Common Stock outstanding. As of December 21, 1999, Tyndall Partners, L.P. ("Tyndall") owned 392,949 (5.8%) of such shares, Tyndall Institutional Partners, L.P. ("Tyndall Institutional") owned 133,003 (2.0%) of such shares, Halo International, Ltd.
("Halo")  owned  0  (0.0%)  of  such  shares,  Madison  Avenue  Partners,   L.P.
("Madison") owned 42,580 (0.6%) of such shares, and Jeffrey S. Halis, individually, owned 5,000 (0.1%) of such shares. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of Common Stock owned by each of Tyndall, Tyndall Institutional, Madison, Halo and individually by Jeffrey S. Halis. The following table details the transactions by each of Tyndall, Tyndall Institutional and Halo International, Ltd. in shares of common stock of Echelon International Corp. during the sixty days preceding the date of event which requires filing of this statement (each of which were effected in ordinary brokers transactions):

                            A. Tyndall Partners, L.P.

         Date                        Quantity                          Price

                                   (Purchases)

                                      NONE

                                     (Sales)

December 21, 1999                     7,100                            $25.34

                           B. Halo International, Ltd.

         Date                        Quantity                          Price

                                   (Purchases)

                                      NONE

                                     (Sales)

November 15, 1999                     1,000                            $21.95
November 23, 1999                     8,600                            $23.07
November 24, 1999                     1,500                            $22.82
November 26, 1999                     5,500                            $23.05
November 29, 1999                     3,500                            $22.88
December 1, 1999                        700                            $22.89
December 2, 1999                      1,000                            $22.89
December 3, 1999                     20,000                            $22.88
December 6, 1999                        600                            $22.83
December 7, 1999                      4,800                            $22.89
December 8, 1999                     20,000                            $23.11
December 9, 1999                      5,000                            $24.47
December 13, 1999                     6,700                            $23.71
December 16, 1999                     2,000                            $23.57
December 17, 1999                     6,000                            $24.32
December 20, 1999                     7,900                            $24.52
December 21, 1999                     7,900                            $25.34



                     C. Tyndall Institutional Partners, L.P.

         Date                        Quantity                         Price

                                    (Purchases)

October 21, 1999                      3,200                            $23.94
October 22, 1999                      7,300                            $23.93
October 25, 1999                      2,000                            $23.81

                                     (Sales)

                                      NONE

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                       January 5, 2000


                                      /s/   Jeffrey   S. Halis
                                      Jeffrey  S. Halis, individually and as the
                                      managing  member of   Jeffrey  Management,
                                      L.L.C.,  the   general   partner  of  Halo
                                      Capital Partners,  L.P., the general part-
                                      ner of  each of  Tyndall  Partners,  L.P.,
                                      Tyndall Institutional  Partners, L.P., and
                                      Madison Avenue Partners,   L.P., and  as a
                                      member of  Jemi  Management, L.L.C.,   the
                                      Investment Manager for Halo International,
                                      Ltd.


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).